The Weitz Funds

Blackstone Plaza

3555 Farnam Street, Suite 800

Omaha, NE 68131

June 23, 2026

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: The Weitz Funds (File Nos. 333-107797 and 811-21410) (the “Registrant”)

Ladies and Gentlemen:

The Registrant was misinformed by its financial printer to file a Form N-8F (Accession No. 0001528621-26-000585) (the “Filing”), on June 3, 2026, in connection with the liquidation of one of the Registrant’s series. However, the Registrant does not intend to withdraw its registration under the Investment Company Act of 1940, as amended. Consequently, the Registrant requests that the Filing be withdrawn, effective as of the date hereof or at the earliest practicable date hereafter.

The Registrant thanks the Securities and Exchange Commission staff for their thoughtful consideration and time in reviewing this request.

*    *    *

Please call Stephen T. Cohen at Dechert LLP at 202.261.3304 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/s/ John Detisch

John Detisch

Vice President, Secretary and

Chief Compliance Officer

The Weitz Funds